Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO STARTS PURCHASE PROGRAMME OF OWN ORDINARY SHARES TO SERVE A FREE ASSIGNMENT PLAN FOR EMPLOYEES

Torino, Milano, 25th May 2007 — Intesa Sanpaolo communicates that from 28th May 2007 a programme for the purchase of own ordinary shares will be started - which will be completed on June 26th 2007 - to serve a free assignment Plan in favour of employees, approved at the Shareholders’ meetings of Banca Intesa on 1st December 2006 and at the Intesa Sanpaolo Shareholders’ meeting on 3rd May 2007 and already disclosed to the market. The key features of the free stock granting plan are illustrated below, as well as the details of the programme of the share purchase, pursuant to Legislative Decree 58 of 24th February 1998 (TUF-Consolidated law on finance) and article 144 bis of Consob Resolution 11971/99 (so-called “Regolamento Emittenti”, Issuer Regulations). Information is hereby given by Intesa Sanpaolo also on behalf of its subsidiaries which resolved upon the implementation of analogous initiatives involving the Parent Company’s ordinary shares.

Already on 1st December 2006, the Shareholders’ meeting of the Bank had resolved upon the purchase of a maximum of 5,250,000 ordinary shares to serve a free assignment plan in favour of the Banca Intesa S.p.A. employees with an indefinite term contract – even part-time and including apprentices – who, included in the Personnel Register within 31st December 2006, will be in service as at 31st May 2007, for a maximum countervalue of 700 euro each, reduced for cases of shorter period of service.

The free assignment Plan, approved at the Bank’s Shareholders’ meeting of 3rd May 2007, since it is reserved to Bank employees coming from Sanpaolo IMI S.p.A., integrates the similar initiative approved on 1st December 2006 and involves all employees of Intesa Sanpaolo with an indefinite term contract, professional apprenticeship in service as at the date of the setting in motion of the Plan (4th May 2007) and already in service, as at 31st December 2006, at Sanpaolo IMI S.p.A., save for specific exceptions. Beneficiaries are given the faculty of requesting of Intesa Sanpaolo S.p.A. the free assignment of shares amounting to a countervalue of a minimum of 516.46 euro and a maximum of 2,065.83 euro calculated on the position of each beneficiary of the Plan as at 31st December 2006; such requests lead to a restructuring of the amount of the Company Productivity Bonus 2006 due to each employee. For the purpose of serving the Plan involving former Sanpaolo IMI’s employees, the Shareholders’ Meeting authorised the purchase of further own shares up to a maximum number of 4,600,000 Intesa Sanpaolo ordinary shares, of nominal value 0.52 euro each.

The date of assignment of the shares, object of the Plan, is 27th June 2007. The number of the shares to be assigned shall be determined dividing the countervalue due to each employee by the normal value of the share for tax purposes, equal to the arithmetical average of official prices of the share calculated by Borsa Italiana S.p.A. in the period from 28th May to 27th June 2007 included. Where necessary, the resulting number will be rounded down to the lower unit.

Therefore, the exact overall number of shares to be assigned will be determined on the basis of the number of acceptances of the Plan, the individual countervalue assigned and the value of the share calculated on the basis of the fiscal law in force.

Transactions for the purchase of shares to be assigned for free will be carried out in compliance with provisions set forth in articles 2357 and following of the Italian Civil Code within the limit of distributable income and available reserves as determined in the last approved financial statements. Pursuant to art. 132 of Legislative Decree 58 of 24th February 1998 and art. 144 bis of Consob Resolution 11971/99 and subsequent amendments, the purchase will be carried out on regulated markets according to the operating methods set forth in the regulations providing for the organisation and management of such markets. In accordance with the authorisation given at the Shareholders’ Meeting of 3rd May 2007 – effective until 1st September 2007 which changed and standardised both the price limits and the date of assignment resolved upon at the Meeting of 1st December 2006 – the purchase may occur at a price, net of ordinary accessory purchase costs, no lower than a minimum of 10% and no higher than a maximum of 10% with respect to the reference price of the share on the trading day preceding each purchase. Purchases may occur at one or more times.

Purchases will take place from 28th May to 26th June 2007, for daily volumes not exceeding 25% of the daily average volume of Intesa Sanpaolo ordinary shares traded in April 2007, which was equal to 87.3 million shares.

The Shareholders’ Meeting, pursuant to art. 2357 ter of the Italian Civil Code, authorised the sale on the Stock Exchange of any own ordinary shares exceeding the need of the Plan, at a price no lower than a minimum of 10% with respect to the reference price struck by the share on the trading day preceding each transaction.

Moreover – with respect to a free assignment plan for employees of the subsidiary Intesa Trade Sim S.p.A., analogous to that resolved upon at the Meeting of 1st December 2006, which will be served directly by Intesa Sanpaolo S.p.A. – the Shareholders’ Meeting of 3rd May 2007 authorised the purchase of a further maximum number of 8,500 Intesa Sanpaolo S.p.A ordinary shares and the sale of any exceeding shares according to the aforementioned terms and prices.

Analogous stock granting plans for respective employees will be implemented by Group companies. For the purpose of servicing such initiatives, the Shareholders’ Meetings of these companies authorised the purchase of Intesa Sanpaolo ordinary shares, to take place in the same period as indicated above for the Parent Company, for a maximum number of i) 891,225 shares relating to the companies controlled by Banca Intesa S.p.A. prior to the merger and ii) 3,000,000 shares relating to the companies controlled by Sanpaolo IMI S.p.A. prior to the merger, as detailed below:

SUBSIDIARIES	SHARES	SHAREHOLDERS’ MEETING DATE

BIVERBANCA SPA	110,000	30/03/2007

SIREFID SPA	3,000	02/04/2007

INTESA LEASING SPA	45,000	03/04/2007

INTESA MEDIOFACTORING SPA	45,000	02/04/2007

INTESA MEDIOCREDITO SPA	36,000	05/04/2007

BTB SPA	96,250	05/04/2007

BANCA CABOTO SPA	40,000	03/04/2007

BANCA CIS SPA	34,475	02/04/2007

INTESA PRIVATE BANKING	115,000	11/04/2007

INTESA PREVIDENZA SIM SPA	4,725	03/04/2007

INTESA CASSE CENTRO SPA	1,925	11/04/2007

INTESA INFRASTRUTTURE E SVILUPPO SPA	23,500	04/04/2007

CR TERNI E NARNI SPA	41,475	04/04/2007

CR VITERBO SPA	55,475	03/04/2007

CR RIETI SPA	66,500	03/04/2007

CR ASCOLI SPA	69,300	04/04/2007

CR FOLIGNO SPA	43,750	02/04/2007

CR SPOLETO SPA	35,525	10/04/2007

CR CASTELLO SPA	24,325	10/04/2007

Total for former Banca Intesa S.p.A.’s subsidiaries	891,225

SANPAOLO BANCO DI NAPOLI	995,000	20/04/2007

CARIPARO	650,000	19/04/2007

CARISBO	450,000	02/05/2007

CARIVE	290,000	19/04/2007

FRIULCASSA	270,000	19/04/2007

SANPAOLO BANCA DELL’ADRIATICO	345,000	27/04/2007

Total for former Sanpaolo IMI S.p.A.’s subsidiaries	3,000,000

Investor Relations (Andrea Tamagnini)		Media Relations (Costanza Esclapon)
+39.02.87943180		+39.02.87963531
investor.relations@intesasanpaolo.com		stampa@intesasanpaolo.com

www.intesasanpaolo.com